Exhibit 99.1

STOCK EXCHANGE NOTICE

November 25, 2011

Standard & Poor’s downgrades Eksportfinans

Today, the rating agency Standard & Poor’s published their downgrade of Eksportfinans ASA to BBB+ from AA. The rating is placed on credit watch negative.

The rating action follows the Norwegian Government’s decision made public on November 18, 2011, to assume responsibility for the government-supported export credit scheme that until now has been managed by Eksportfinans.

For more information, please refer to the report from Standard & Poor’s, available at the following URL:

http://www.eksportfinans.no/sitecore/shell/Controls/Rich%20Text%20Editor/~/media/3E4932F330 D34292A9F1BF702040A1C1.ashx

Contact information:

Chairman of the Board, Geir Bergvoll, tel: +47 91 31 54 85, e-mail: geir.bergvoll@dnb.no

President and CEO, Gisele Marchand, tel: +47 22 01 23 70, e-mail: gma@eksportfinans.no

EVP Director of Communications, Elise Lindbæk, tel: +47 90 51 82 50, e-mail: el@eksportfinans.no

For more information about Eksportfinans, see www.eksportfinans.no